

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 6, 2020

<u>By Overnight Delivery</u>

Secretary
CIRCOR International, Inc.
30 Corporate Drive
Suite 200
Burlington, MA 01803-4238

Re: <u>Notice of Intent to Nominate Directors at CIRCOR International, Inc.'s 2020 Annual
Meeting of Stockholders</u>

To Whom It May Concern:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies
CIRCOR International, Inc. ("CIRCOR" or the "Company") that it intends to nominate Mr.
Daniel R. Lee and Mr. Bruce M. Lisman as nominees for election as directors to the Board of
Directors of CIRCOR at the Company's 2020 Annual Meeting of Stockholders ("Annual
Meeting").

In accordance with the Company's By-laws we provide the following information concerning
Mr. Daniel R. Lee.

1. The nominee's name, age, principal occupation and employer.

   Daniel R. Lee, 63. President & Chief Executive Officer, Full House Resorts, Inc.

   *Business address for Full House Resorts, Inc. is One Summerlin, 1980 Festival Plaza
   Drive, Suite 680, Las Vegas, NV, 89135.*

2. The nominee's address and telephone number.

   (Provided To The Issuer)

3. A biographical profile of the nominees, including educational background and business and
   professional experience.

   *Daniel R. Lee serves as the Chief Executive Officer, President and a director of Full
   House Resorts, Inc. (NasdaqCM: FLL). He has held these positions since November
   2014. Mr. Lee was the Managing Partner of Creative Casinos, LLC, a developer of
   casino resorts, from September 2010 through December 2014. He was previously
   Chairman and Chief Executive Officer of Pinnacle Entertainment, Inc., a casino operator*


and developer, from April 2002 to November 2009. In the 1990s, he was Chief Financial Officer, Treasurer and Senior Vice President of Finance and Development at Mirage Resorts. During the 1980s, Mr. Lee was a securities analyst for Drexel Burnham Lambert and CS First Boston, residing in Boston, MA. He serves as an independent director of Associated Capital Group, Inc. (NYSE: AC), a publicly traded investment management company, since November 2015, where he is a member of the governance committee. He previously served as a director of Myers Industries, Inc., a publicly traded diversified manufacturing company, from April 2013 to April 2015 and again from April 2016 to April 2018, where he was a member of the audit committee and the corporate governance and nominating committee. Mr. Lee also previously served as an independent director of LICT Corporation from 2000 to 2005 and again from January 2010 to July 2013 and of ICTC Group, Inc. from June 2015 to December 2016. While working as a securities analyst, he was a Chartered Financial Analyst. Mr. Lee earned his M.B.A. and a B.S. degree from Cornell University. His wife, Susie Lee, is a U.S. Congresswoman, representing the Third District of Nevada, and they are the proud parents of two young adults.

GAMCO believes that Mr. Lee's qualifications to serve on the Board of Directors include his substantial financial experience and expertise, his experience in the financial services industry and his executive management experience as CEO of both large and small public corporations. GAMCO strongly supports the nomination of Mr. Lee for election to the Board of Directors of the Company at its 2020 Annual Meeting of Stockholders.

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

    We are advised that no business relationship exists between Mr. Lee and the Company, directly or indirectly, and that Mr. Lee would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

    As of the date hereof, Mr. Lee does not hold any shares of stock of the Company.

    As of the date hereof, there are no derivative positions held or beneficially held by Mr. Lee.

    As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Lee with respect to any securities of the Company.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Lee with respect to any securities of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

    Mr. Lee's written consent letter is enclosed (Exhibit A).

In accordance with the Company's By-laws we provide the following information concerning Mr. Bruce M. Lisman.

8. The nominee's name, age, principal occupation and employer.

    Bruce M. Lisman, 72. Self Employed. Private Investor, Board Member.

9. The nominee's address and telephone number.

    (Provided To The Issuer)

10. A biographical profile of the nominee, including educational background and business and professional experience.

    Bruce M. Lisman is a director of four companies; two private and two public. Since 2004, he has served on the Board of the National Life Group, a mutual life insurance company with revenues in excess of $2 billion and which is among the fastest growing insurers of the last decade; since 2013 he has served on the Board of PC Construction, a $500 million engineering and construction company that designs and builds water treatment plants and sophisticated buildings. In addition, he has served since 2015 on the Board of Myers Industries, Inc. (NYSE: MYE), a $500 million material handling and distribution company; and, Associated Capital Group, Inc. (NYSE: AC), a financial services company that was spun-off from GAMCO Investors, Inc. in 2015. At those boards, he has served in leadership positions that include Chairman of the Board, Compensation and Governance Committees.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

Past corporate board service includes an automotive aftermarket retail chain (The Pep Boys – Manny, Moe & Jack, 2015 through 2016), a regional broadcaster, a regional banking company (Merchants Bancshares, Inc., 2006 through 2015), an electric utility and an electricity transmission company. He is past Chairman and current Board member of American Forests, America's oldest conservation group. He has also served on a school board, a museum, a youth orchestra, and a policy advocacy group. Mr. Lisman graduated from the University of Vermont. His scholarship fund at the University of Vermont has supported nearly 400 non-traditional students since its formation. He is a past Chairman of the University of Vermont.

Prior to retirement, Bruce was a research analyst covering a broad range of industries, and was a four-time Institutional Investor All Star Analyst; he was Research Director at Bear Stearns (1984-1987), Co-Head of Global Equities at Bear Stearns (1987-2008) and Chairman of JP Morgan's Global Equity Division (2008-2009).

GAMCO believes that Mr. Lisman's qualifications to serve on the Board of Directors include his extensive board experience as a chair, vice chair, and committee chair/member in a broad range of businesses and civic organizations. GAMCO believes Mr. Lisman brings extensive board experience, executive experience and investment experience and strongly supports the nomination of Mr. Lisman for election to the Board of Directors of the Company at its 2020 Annual Meeting of Stockholders.

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

   We are advised that no business relationship exists between Mr. Lisman and the Company, directly or indirectly, and that Mr. Lisman would qualify under NYSE rules as an independent director.

12. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

   At present, Mr. Lisman does not hold any shares of stock of the Company.

   As of the date hereof, there are no derivative positions held or beneficially held by Mr. Lisman.

   As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of Mr. Lisman with respect to any securities of the Company.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of Mr. Lisman with respect to any securities of the Company.

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Lisman's written consent letter is enclosed (Exhibit B).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number. GAMCO's name and address as it appears on the Company's books.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY, 10580. (914) 921-5100.

   GAMCO Asset Management Inc. / One Corporate Center, Rye, NY, 10580.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of February 6, 2020, GAMCO was the beneficial owner of 1,561,329 shares of the Company's common stock, representing 7.84% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated January 16, 2020, is enclosed (Exhibit C).



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

As of February 6, 2020, GAMCO was the record owner of 100 shares of the Company's common stock, representing 0.00% of the outstanding shares of the Company's common stock.

As of the date hereof, there are no derivative positions held or beneficially held by GAMCO.

As of the date hereof, there has been no hedging or any other transaction or series of transactions that have been entered into by or on behalf of GAMCO with respect to any securities of the Company.

As of the date hereof, there has been no agreement, arrangement or understanding, the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of GAMCO with respect to any securities of the Company.

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

There are no arrangements or understanding between GAMCO and Mr. Lee and Mr. Lisman or others pursuant to which Mr. Lee and Mr. Lisman are being nominated by GAMCO.

GAMCO and its affiliates are the beneficial owners, on behalf of their investment advisory clients, of 8.58% of the common stock of Full House Resorts, Inc., for which Mr. Lee serves as Chief Executive Officer, President and a director.

GAMCO and its affiliates are the beneficial owners, on behalf of their investment advisory clients, of 18.62% of the common stock of Myers Industries, Inc., for which Mr. Lisman serves as a director.

Mr. Lee and Mr. Lisman serve as directors of Associated Capital Group, Inc. ("AC"), a public holding company which was spun off from GAMCO Investors, Inc., and includes Gabelli & Company Investment Advisers, Inc., a registered investment advisor, which owns less than 1% of the Company's outstanding common stock. G.research, LLC ("G.research") is a wholly owned subsidiary of Morgan Group Holding Co. ("MGH"). MGH is 83% owned by AC. G.research is a registered broker-dealer. Clients of these

6



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5392
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

entities or the entities themselves may own shares of the Company. AC is majority owned by Mr. Mario J. Gabelli and affiliates.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding shares reasonably believed by GAMCO to be necessary to elect the nominees referenced herein.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy CIRCOR's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO is a holder of record of stock of the Company entitled to vote at the Company's Annual Meeting. GAMCO intends to be present at the Annual Meeting in person or by proxy to nominate Mr. Lee and Mr. Lisman to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.

By: David Goldman
General Counsel

DG/gm

Enclosures

CC: George Maldonado
Director of Proxy Voting Services - GAMCO

Mr. Lee's Written Consent Letter (Document Provided to Issuer)

Exhibit B

Mr. Lisman's Written Consent Letter (Document Provided to Issuer)

Amendment Number 43 to Schedule 13D, Filed on January 17, 2020 (Complete Filing Available on EDGAR)